Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports first quarter 2015 results

  Net earnings attributable to common shareholders of $532 million; Adjusted net earnings up 12.6% to $705 million; Adjusted net earnings per share of $0.84, up 3.7%
  3.6% higher Adjusted EBITDA driven by 2.8% increase in total revenues as all Bell operating segments generated positive revenue growth
  Strong wireless financial results with 9.7% revenue growth and 10.7% higher Adjusted EBITDA; postpaid net additions up 3.7% to 35,373
  Wireline Adjusted EBITDA up 1.0%, positive for the third consecutive quarter
  IPTV adds 60,863 net new customers; total subscribers now surpass 1 million
  High-speed Internet net activations up 49.2% to 39,650; broadband market share leader with 3.3 million subscribers, up 4.3%
  Improved customer service drives lower churn across residential and wireless services and reduced wireline operating costs

MONTRÉAL, April 30, 2015 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported financial and operating results for the first quarter (Q1) of 2015.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q1 2015	Q1 2014	% change
BCE
Operating revenues	5,240	5,099	2.8%
Adjusted EBITDA(1)	2,094	2,022	3.6%
Net earnings attributable to common shareholders	532	615	(13.5%)
EPS	0.63	0.79	(20.3%)
Adjusted EPS(2)	0.84	0.81	3.7%
Cash flows from operating activities	1,045	982	6.4%
Free Cash Flow(3)	231	262	(11.8%)
Free Cash Flow per share(3)	0.27	0.34	(20.6%)

“The Bell team’s steadfast execution of our strategy to invest in Canada’s leading networks, content and service delivered strong operating and financial results across the business in Q1 2015. Fibe’s ongoing positive momentum, the exceptional growth at Mobility, and Bell Media’s programming and ratings leadership supported significant increases in BCE revenue, EBITDA, margins and customer satisfaction,” said George Cope, President and Chief Executive Officer of BCE and Bell Canada. “With our commitment to bring the best technology, programming and service innovations to our customers everywhere, Bell continues to lead the way in Canadian communications 135 years after our founding.”

Bell is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in

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Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“A strong start to the year as operating momentum across our growth services drove robust organic revenue and Adjusted EBITDA growth in line with our financial guidance targets for the year,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell. “Bell Wireless delivered another excellent quarter of leading financial results, and Bell Wireline posted its third consecutive quarter of positive year-over-year EBITDA growth. We also saw sequential improvement in Bell Media’s EBITDA this quarter with positive revenue growth from our strong programming line-up and TV ratings. Our reliable cash flow profile, underpinned by a strong investment-grade balance sheet, supports our ongoing strategic capital programs, as well as BCE’s increased common share dividend for 2015 announced on February 5.”

Bell celebrates 135 years as Canada’s communications leader

Bell was “incorporated by Special Act of Parliament, April 29th, 1880, for the purpose of working the entire Telephone system of Canada,” building on Alexander Graham Bell’s invention of “the speaking telegraph” in 1874 in Brantford, Ontario. Now with more than 57,000 team members working in every province and territory, Bell in 2015 is Canada’s broadband leader and an energized competitor in all segments of communications services. Bell also remains Canada’s top communications brand 135 years after its founding, according to the annual ranking of the nation’s best brands. Rated Canada’s third most valuable in February 2015 by global brand valuation firm Brand Finance, in partnership with The Globe and Mail’s Report on Business magazine, Bell’s brand was the only one in the Top 5 from outside the Canadian financial services sector.

$20 billion in capital investment through 2020

Bell today announced it will keep its momentum rolling forward with plans to invest $20 billion in capital from 2015 to the end of 2020. “Canadian consumers and businesses continue to have access to world-leading broadband technology, and Bell continues to lead with the advanced fibre and mobile networks that are driving growth in Wireless, Internet, TV and Media,” said George Cope. “BCE expects to invest $20 billion in the nation’s communications capabilities by the end of 2020, ensuring Canada remains competitive at a global level in next-generation broadband communications.”

Bell IPTV now serves more than 1 million Canadians

On April 17, 2015, Bell announced it had reached 1 million IPTV customers, making Fibe TV and FibreOP TV among the fastest growing product lines in Bell’s history. With both next-generation IPTV and national Satellite TV, Bell has become the second-largest television provider in Canada, ending Q1 2015 with a total of 2,658,106 subscribers. Fibe’s success has been propelled by innovative features like Whole Home PVR, Wireless TV, CraveTV and the unique new Restart function, which Bell introduced in February. Now available to all Fibe customers, Restart lets customers rewind and watch TV shows already in progress from the beginning on more than 170 channels, including CBC, CTV, Global, HBO Canada, Super Channel and TSN. To learn more, please visit Bell.ca/Fibe.

Bell Media governance update

On March 25, 2015, Bell Media President Kevin Crull publicly apologized for interfering in CTV News coverage of CRTC developments. On April 9, BCE announced the departure of Mr. Crull from Bell Media. “The independence of Bell Media’s news operations is of paramount importance to our company and to all Canadians. There can be no doubt that Bell will always

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uphold the journalistic standards that have made CTV the most trusted brand in Canadian news,” CEO George Cope said in BCE’s April 9 statement.

At the request of Mr. Cope, a committee of the BCE Board of Directors was formed to review journalistic independence at CTV News. Comprised of committee Chair Paul Weiss (also Chair of the BCE Audit Committee), Ian Greenberg, Robert Simmonds, Carole Taylor and BCE Chair Thomas O’Neill, and working independently of Bell management, the committee delivered its report to the Board this week. The committee recommended and the Board agreed to implement a policy enhancing the independence of the President of CTV News, and to enhance protection of journalistic independence in the Bell Code of Conduct, which is applicable to all BCE employees.

Bell executive appointments

BCE also announced the following executive promotions effective April 9: Mary Ann Turcke has been appointed President of Bell Media. Formerly Group President, Media Sales, Ms. Turcke has previously served as Bell’s Executive Vice President of Field Operations, and was named Woman of the Year last week by Women in Technology and Communications. Blaik Kirby was promoted to President of Bell Mobility from his role as Chief Marketing Officer for Mobility, while Rizwan Jamal was promoted to President of Bell Residential Services from his CMO position at BRS. The Presidents of Bell Media, Mobility and BRS will report to Wade Oosterman, who has been promoted to the new role of Group President, BCE and Bell Canada. Mr. Oosterman continues to serve as Bell’s Chief Brand Officer.

Siim Vanaselja retiring as CFO at end of Q2 2015, to be succeeded by Glen LeBlanc

As announced on October 14, 2014, Chief Financial Officer Siim Vanaselja will retire from BCE on June 30, 2015. Glen LeBlanc, formerly CFO of Bell Aliant and now BCE’s Senior Vice President, Finance, will assume the role of CFO of BCE and Bell Canada at that time. “Siim Vanaselja has been a key leader in Bell’s all-encompassing transformation and departs the company with our sincere gratitude for his immense contributions to our shareholders, customers and team,” said George Cope. “A seasoned financial executive and leader at our affiliate Bell Aliant, Glen LeBlanc is Siim’s ideal successor as CFO, ensuring a smooth transition and underlining the depth of senior leadership talent within the BCE group of companies.”

New $500 million public debt offering adds to strong liquidity position

BCE ended the first quarter of 2015 with more than $1.1 billion in cash and cash equivalents. This included proceeds received from a new $500 million public debt offering of 30-year debentures, which was completed by Bell Canada on March 30, 2015, carrying an annual interest rate of 4.35%. With this debt issuance, Bell Canada’s investment-grade ratings were confirmed by the credit rating agencies, all with stable outlooks.

Bell Let’s Talk Day sets all-new records

Bell Let’s Talk Day 2015 set new records for engagement and action on January 28, growing the conversation about mental health – not just in Canada but around the world as Bell Let’s Talk became the #1 global trend on Twitter. With Bell donating 5 cents for each of the record 122,150,772 tweets, texts, calls and Facebook shares on January 28, the company’s total commitment to Canadian mental health grew by $6,107,538.60 to a total of $73,623,413.80. To learn more about Bell Let’s Talk and the 5 simple ways you can help fight the stigma around mental illness, please visit Bell.ca/LetsTalk.

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BCE RESULTS

Significant growth at Bell Wireless and improved year-over-year performance at Bell Wireline and Bell Media delivered healthy revenue and Adjusted EBITDA(1) growth of 2.8% and 3.6% for BCE, respectively, in Q1 2015 with an Adjusted EBITDA margin(1) of 40.0%, up 0.3%.

BCE reported Q1 2015 net earnings attributable to common shareholders of $532 million, down from $615 million in Q1 last year, due to higher severance, acquisition and other costs related largely to a one-time charge of $137 million for a litigation related to satellite TV signal piracy. Adjusted net earnings(2) were $705 million, up from $626 million last year, reflecting a 3.6% Adjusted EBITDA increase to $2,094 million, reduced non-controlling interest as a result of the Bell Aliant privatization, and lower income taxes. Net earnings per share (EPS) were $0.63 compared to $0.79. Adjusted EPS was $0.84 compared to $0.81, up 3.7%.

BCE’s Adjusted EBITDA margin expanded 0.3% to 40.0% over last year on the high flow-through from increased wireless ARPU(4), strong revenue growth in Internet and TV, slower wireline voice erosion and synergies achieved by the privatization of Bell Aliant.

BCE continued its strategic investments in industry-leading networks and services, with capital expenditures of $827 million in Q1, up $98 million, or 13.4%, over last year. This reflected continued deployment of broadband fibre, including expansion of our fibre to the home (FTTH) footprint; the ongoing roll-out of 4G LTE mobile service to more Canadians, especially in smaller towns and remote locations; and increases in network capacity to support higher data usage and increased network speeds.

BCE’s cash flows from operating activities were $1,045 million in Q1 2015, up 6.4% compared to $982 million in Q1 2014, due mainly to higher Adjusted EBITDA and an increase in working capital. Seasonally low first-quarter Free Cash Flow(3) was $231 million, down from $262 million last year, reflecting higher capital expenditures. Free Cash Flow per share(3) in Q1 2015 was $0.27 per common share, compared to $0.34 per common share last year.

At March 31, 2015, BCE had a total of 8,102,714 wireless subscribers, up 2.5% from the end of Q1 2014; total TV subscribers of 2,658,106, up 5.1% (including 990,325 IPTV customers, an increase of 36.8% compared to Q1 2014; BCE announced on April 17 that total IPTV subscribers had surpassed 1 million); 3,297,745 total Internet subscribers, up 4.3%, and total NAS lines of 7,017,161, a decrease of 6.0%.

The implementation of the Canadian Radio-television and Telecommunications Commission (CRTC) decision to eliminate the 30-day notice period required for customers to cancel services resulted in a one-time additional month of customer deactivations this quarter, which were reflected as beginning-of-period adjustments to our TV, Internet and NAS subscriber bases to better reflect net customer activations reported. Accordingly, BCE’s Q1 2015 beginning-of-period TV, Internet and NAS customer bases were reduced, in aggregate, by a total of 19,616 subscribers (2,236 for IPTV, 5,466 for Satellite TV, 7,505 for Internet, and 4,409 for NAS) to adjust for customer deactivations resulting from implementation of the CRTC’s mandated policy change.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless had a strong start to the year with Q1 operating revenues up 9.7% to $1,637 million from $1,492 million last year. Service revenues grew 8.1% to $1,500 million, driven by a higher postpaid subscriber mix and growth in blended ARPU attributable to more customers on

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2-year plans and greater data usage. Wireless data revenues grew 24.4% in the quarter and now represent more than half of total Bell Wireless service revenues. Product revenues increased 35.1% to $127 million, reflecting higher sales volumes of premium smartphones and more handset upgrades compared to last year.

Bell Wireless Adjusted EBITDA increased 10.7% to $712 million, reflecting a service-revenue flow-through to Adjusted EBITDA of 62% and yielding a 1.2 percentage-point increase in service margin to 47.5%. This was achieved while incurring $31 million in incremental retention costs, which contributed to operating cost growth of 9.0% in Q1 2015.

  Postpaid net additions totalled 35,373, up 3.7% compared to 34,104 last year, as higher investment in retention and service improvement resulted in fewer customer deactivations. Postpaid gross activations were essentially unchanged compared to Q1 2014.
  Postpaid customer churn(4) improved 0.06% to 1.18%, reflecting Bell’s network quality and reach and a focus on customer service and retention.
  Bell Wireless postpaid customers totalled 7,145,420 at March 31 2015, a 4.6% increase from a year earlier. Total Bell Wireless customers grew 2.5% to 8,102,714.
  The percentage of postpaid subscribers with smartphones increased to 77% at March 31, 2015, up from 74% at the end of Q1 2014.
  Blended ARPU increased 5.3% to $60.83, driven by a higher percentage of customers on 2-year contracts, increased data usage on Bell’s leading 4G LTE network as the proportion of smartphone users continued to increase, and a greater mix of postpaid customers in the total subscriber base.
  Cost of acquisition (COA)(4) increased to $452 per subscriber compared to $439 last year, reflecting the impact of a higher proportion of postpaid customers and the sale of more expensive smartphones.
  Retention spending as a percentage of wireless service revenues increased to 11.5% in Q1 2015 to $173 million, up from $141 million, or 10.2%, in the same quarter last year, driven by a higher volume of early customer handset upgrades to more expensive smartphones.
  Bell offers customers access to Canada’s largest 4G LTE mobile network, reaching 91% of the Canadian population at March 31, 2015, and complemented by 4G HSPA+ coverage of more than 98% of the population. At the end of Q1 2015, 52% of Bell’s postpaid subscribers were using LTE-compatible devices.
  On April 21, 2015, Bell Mobility acquired 13 licences for 169 million Megahertz per Population (MHz-POP) of AWS-3 spectrum in key urban and rural markets for $500 million. This spectrum is strategically valuable in providing Bell with future incremental broadband capacity to meet growing consumer and business demand for mobile data services as well as for carrier aggregation.

Bell Wireline

Bell Wireline posted positive revenue and Adjusted EBITDA growth for a second quarter in a row, with operating revenues increasing 0.3% to $3,027 million in Q1 2015 on strong subscriber and ARPU growth in Internet and TV services. With an increasing mix of growth services, slowing voice revenue erosion, improved Business Markets results, and lower operating costs

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reflecting Bell Aliant integration savings and continued service improvement, Bell Wireline Adjusted EBITDA grew 1.0% to $1,241 million, driving a 30-basis-point expansion in margin to 41%.

  Total residential customer net additions within BCE’s wireline ILEC footprint increased 28,000 to 7,000 in Q1 from a net loss of 21,000 last year, reflecting strong Internet subscriber growth and steady Fibe TV adoption, which also supported a reduction in residential NAS net losses compared to last year.
  High-speed Internet net additions increased 49.2% to 39,650 in Q1 2015, as higher Fibe and FibreOP service speeds and the pull-through of IPTV customer activations drove stronger subscriber growth and lower residential customer churn.
  BCE high-speed Internet subscribers reached 3,297,745 at the end of Q1 2015, up 4.3% compared to the end of Q1 2014. This included a beginning-of-period adjustment to reduce subscribers by 7,505 to adjust for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
  IPTV added 60,863 net new customers this quarter, compared to 66,378 last year. The decrease was due mainly to less new IPTV footprint expansion compared to last year.
  At the end of March 31, 2015, BCE served 990,325 IPTV subscribers, up 36.8%. This included a beginning-of-period adjustment to reduce subscribers by 2,236 to adjust for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
  BCE’s IPTV subscribers surpassed the 1 million mark on April 17.
  Satellite TV net customer losses increased to 33,873 in Q1 2015 from 26,155 last year. This can be attributed largely to fewer new retail and wholesale activations as the roll-out of IPTV services by TV providers across Canada continues to expand.
  Total TV subscribers for all BCE TV services increased 5.1% to 2,658,106 at the end of Q1 2015. This included a beginning-of-period adjustment to reduce subscribers by 7,702 (2,236 for IPTV and 5,466 for Satellite TV) to adjust for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
  Wireline data revenues were up 3.5% to $1,757 million, the result of combined Internet and TV service revenue growth of approximately 6%, and higher year-over-year IP broadband connectivity and business service solutions revenues.
  Residential NAS net losses in Q1 2015 improved 26.5% to 65,870 from 89,655 last year, driven by improved customer retention reflecting the pull-through impact of our IPTV service bundle offers and greater penetration of 3-product households.
  Business NAS net losses remained relatively stable at 44,069 in Q1 2015 compared to 43,085 last year. The modest increase was due mainly to higher deactivations in the large business market segment.

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  Total BCE NAS access lines at the end of Q1 2015 were 7,017,161, a 6.0% decline compared to the previous year. This included a beginning-of-year adjustment to reduce subscribers by 4,409 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
  Local and access revenues declined 5.0% to $824 million in the quarter, an improvement over the 6.2% erosion in Q1 2014 that reflects the year-over-year improvement in NAS net losses.
  Long distance revenues were down 5.8% to $213 million in Q1 2015, a significant improvement over the 12.1% year-over-year decline experienced in Q1 2014, reflecting increased sales of international long distance minutes.

Bell Media

Bell Media posted positive revenue growth of 0.6% in Q1 to $726 million, up from $722 million last year. This reflected higher conventional TV advertising revenue generated from this year’s live broadcasts of the Super Bowl and Academy Awards, as well as the recapture of advertising dollars following the shift in Q1 last year to the main broadcaster of the Sochi 2014 Winter Olympics. Specialty TV advertising revenues were relatively stable this quarter compared to Q1 2014, reflecting the programming strength of Bell Media’s leading specialty sports service, TSN, and increased audience levels at Space and Discovery, which offset softer performance at Bell Media’s French-language specialty TV services.

Subscriber revenues decreased compared to Q1 2014 due to the loss of revenue from the wind-down of TSN regional hockey channels for the Winnipeg Jets and Montréal Canadiens as well as Viewers Choice. This was moderated by higher revenues generated by CraveTV, Bell Media’s new on-demand video streaming service launched in December 2014, and by an expanded suite of TV Everywhere GO products.

Bell Media Adjusted EBITDA was down 6.0% in Q1 2015, to $141 million from $150 million last year, due to higher costs for sports broadcast rights and significant content investments for CraveTV.

  CTV remained Canada’s leading network during the winter season in all key demographics with 14 of the top 20 programs nationally among key viewers. The winter season achieved an increase of 16% in full-day audience levels and 19% in core-prime audiences.
  Bell Media’s specialty and pay TV properties reached 84% of all English-Canadian specialty and pay TV viewers on an average weekly basis during Q1 2015. Bell Media also led in primetime with the #1 sports specialty channel, TSN, and the #1 pay TV channel, The Movie Network.
  Bell Media maintained a leading position in the Québec French-language specialty and pay TV market, reaching 83% of the population on an average weekly basis. 4 of the Top 5 specialty channels were Bell Media properties -- RDS, Canal D, Canal Vie and Z.
  Bell Media remained Canada’s top radio broadcaster reaching 17.2 million listeners weekly, who spend 83 million hours tuned in each week.

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  Bell Media continued to rank first in digital media among all Canadian broadcast and video network competitors and seventh among all online properties in Canada, with monthly averages of 16.3 million visitors, 357 million page views and 79 million video viewed.
  CraveTV continued to grow as Bell Media reached distribution agreements with more Canadian TV providers. In addition to Eastlink, TELUS Optik TV, Fibe TV, Bell Satellite TV and Bell Aliant FibreOP TV, Canada’s premier on-demand TV streaming service is now also available from Access Communications, Cable Cable, Hay Communications, Mitchell Seaforth Cable TV, Nexicom, Northwestel, Tuckersmith Communications, and Wightman Telecom. Bell Media and Twentieth Century Fox Television Distribution announced a multi-year content agreement that will deliver past seasons of some of TV’s most acclaimed dramas and comedies to CraveTV. The deal also includes one of television’s most-acclaimed dramas, Homeland, to CraveTV as part of its Showtime Collection.
  TSN and RDS secured a long-term media rights agreement for French Open tennis through to 2024. With the extension, TSN and RDS continue to deliver exclusive coverage of all 4 Grand Slam tennis events.
  Bell Media and its production partners were honoured with 53 awards by the Academy of Canadian Cinema and Television at the recent Canadian Screen Awards – including Lisa LaFlamme as Best News Anchor, National for the second year in a row – while films supported by Bell Media’s Pay TV services and the Harold Greenberg Fund earned 15 awards. Underscoring its leadership in the development of Canadian original television content, Bell Media received a total of 140 television and 47 film nominations, more than any other broadcaster.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6500 per common share, payable on July 15, 2015 to shareholders of record at the close of business on June 15, 2015.

OUTLOOK

BCE confirmed its financial guidance targets for 2015, as provided on February 5, 2015, as follows:

	February 5 Guidance	April 30th Guidance
BCE
Revenue growth	1% – 3%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital Intensity(4)	approx. 17%	On track
Adjusted EPS	$3.28 – $3.38	On track
Free cash flow growth(i)	approx. 8% – 15%	On track
Annualized common dividend per share	$2.60	$2.60
Dividend payout policy	65% – 75% of free cash flow	On track

(i)	As of November 1, 2014, BCE’s free cash flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant.

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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2015 results on Thursday, April 30th at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-2218 or toll-free 1-800-355-4959 shortly before the start of the call. A replay will be available for one week by dialing (905) 694-9451 or 1-800-408-3053 and entering pass code 6089546#.

A live audio webcast of the conference call will be available on BCE’s website at: http://www.bce.ca/investors/investorevents/all/show/BCE-Q1-2015-Results-conference-call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q1 2015 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

($ millions)
	Q1 2015	Q1 2014
Net earnings	583	714
Severance, acquisition and other costs	224	38
Depreciation	712	699
Amortization	127	167
Finance costs
Interest expense	226	235
Interest on post-employment benefit obligations	27	25
Other expense (income)	20	(87)
Income taxes	175	231
Adjusted EBITDA	2,094	2,022
BCE Operating Revenues	5,240	5,099
Adjusted EBITDA Margin	40.0%	39.7%

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common

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shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2015		Q1 2014
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	532	0.63	615	0.79
Severance, acquisition and other costs	164	0.20	23	0.03
Net losses (gains) on investments	2	-	(12)	(0.01)
Early debt redemption costs	7	0.01	-	-
Adjusted net earnings	705	0.84	626	0.81

(3)	The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow. We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding. We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

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($ millions except per share amounts)
	Q1 2015	Q1 2014
Cash flows from operating activities	1,045	982
Capital expenditures	(827)	(729)
Cash dividends paid on preferred shares	(39)	(32)
Cash dividends paid by subsidiaries to non-controlling interest	-	(7)
Acquisition costs paid	52	14
Bell Aliant free cash flow	-	34
Free cash flow	231	262
Average number of common shares outstanding	841.0	776.5
Free cash flow per share	0.27	0.34

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q1 2015 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2015 financial guidance (including revenues, Adjusted EBITDA, capital intensity, Adjusted EPS and free cash flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2015 annualized common share dividend and common share dividend policy, the value of capital investments expected to be made by Bell Canada from 2015 to the end of 2020, our network deployment plans, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of April 30, 2015 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after April 30, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to

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each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2015 financial results, as well as our objectives, strategic priorities and business outlook for 2015, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by Bell Canada from 2015 to the end of 2020 assumes that capital investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by Bell Canada during such period could materially differ from current expectations.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2015 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.9% in 2015, representing a twenty basis point decrease from an earlier estimate of 2.1%
  weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft interest rates to remain largely unchanged in 2015 or to slightly decrease year over year a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration and smartphone adoption a relatively stable media advertising market and escalating costs to secure TV programming a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code of Conduct implemented in 2013

Assumptions Concerning our Bell Wireless Segment

  higher, but slowing, Canadian wireless industry penetration and smartphone adoption sustained level of competition in both consumer and business markets maintain our market share momentum of incumbent wireless postpaid subscriber activations continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services our ability to monetize increasing data usage and customer subscription to new data services higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts completion of the LTE network expected to cover 98% of the Canadian population ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services

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  a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code of Conduct implemented in 2013 no material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  positive full-year revenue and Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer residential NAS losses, resulting in fewer year-over-year total wireline residential net customer losses and higher penetration of three-product households increasing wireless and Internet-based technological substitution residential services ARPU growth from increased penetration of three-product households, promotion expiries and price increases aggressive residential service bundle offers from cable TV competitors in our local wireline areas improving year-over-year rate of decline in Bell Business Markets service revenue and Adjusted EBITDA continued large business customer migration to IP-based systems ongoing competitive reprice pressures in our business and wholesale markets continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment new broadband fibre deployment expected to be largely FTTH/FTTP growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment no material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund ability to successfully acquire highly rated programming and differentiated content building and maintaining strategic supply arrangements for content on all four screens successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties no material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2015:

  total post-employment benefit plans cost to be approximately $370 million, based on an estimated accounting discount rate of 4%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $260 million and an

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estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million depreciation and amortization expense of approximately $3,425 million net interest expense of approximately $940 million, instead of $970 million tax adjustments (per share) of approximately $0.03, instead of $0.02 an effective tax rate of approximately 26%
  non-controlling interest of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $750 million
  net interest payments of approximately $925 million
  working capital changes, severance and other costs of approximately $125 million to $225 million average BCE common shares outstanding of approximately 845 million an annualized common share dividend rate of $2.60 per share

The foregoing assumptions, although considered reasonable by BCE on April 30, 2015, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2015 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon of economic conditions and ratings/audience levels our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, and damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model

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  our failure to carry out network evolution activities or to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks to satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements, and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our DTH satellite TV services
  our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including continuing to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radiofrequency emissions from wireless communications devices our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility
  the expected timing and completion of the proposed acquisition of Glentel Inc. and of the subsequent divestiture of a 50% ownership interest to Rogers Communications Inc. are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

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We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2014 Annual MD&A dated March 5, 2015 (included in the BCE 2014 Annual Report) and BCE’s 2015 First Quarter MD&A dated April 29, 2015 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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